UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB Number: 3235-0145
Expires: December 31, 2005
Schedule 13D/A	Estimated average burden hours per response 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sirona Dental Systems, Inc.

(formerly known as Schick Technologies, Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

806683 10 8

(CUSIP Number)

Timothy P. Sullivan
Nicholas W. Alexos
Madison Dearborn Partners, LLC
Three First National Plaza, Suite 3800
Chicago, Illinois  60602
(312) 895-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Dennis M. Myers, P.C.
Carol Anne Huff
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

June 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Page 1 of 15 Pages

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 15 Pages

CUSIP No. 806683 10 8	13D	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings Luxco S.C.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 36,972,480 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,972,480 shares of Common Stock (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 67.7% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 806683 10 8	13D	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 36,972,480 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,972,480 shares of Common Stock (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 67.7% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) co

CUSIP No. 806683 10 8	13D	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDCP IV Global Investments LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 36,972,480 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,972,480 shares of Common Stock (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 67.7% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 806683 10 8	13D	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP IV Global GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 36,972,480 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,972,480 shares of Common Stock (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 67.7% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 806683 10 8	13D	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP Global Investors Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 36,972,480 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,972,480 shares of Common Stock (See Item 5)

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 67.7% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) oo

Item 1.                                   Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Sirona Dental Systems, Inc., a Delaware corporation formerly known as Schick Technologies, Inc. (the “Company”). The principal executive offices of the Company are located at 30-00 47th Avenue, Long Island City, NY 11101.

Item 2.                                   Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)                                     Sirona Holdings Luxco S.C.A. (“Luxco”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its deemed beneficial ownership of 36,972,480 shares of Common Stock of the Company;

(ii)                                  Sirona Holdings S.A. (“Luxco Manager”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its being the sole manager of Luxco;

(iii)                               MDCP IV Global Investments LP (“MDCP IV Global Investments”), a Cayman Islands limited partnership, by virtue of its being the controlling shareholder of Luxco Manager;

(iv)                              MDP IV Global GP, LP (“MDP IV Global GP”), a Cayman Islands limited partnership, by virtue of its being the sole general partner of MDCP IV Global Investments; and

(v)                                 MDP Global Investors Limited (“MDP Global Investors”), a company incorporated in the Cayman Islands with limited liability, by virtue of its being the sole general partner of MDP IV Global GP, all of whom are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated September 27, 2005, incorporated by reference in this Schedule 13D/A as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of Luxco Manager and MDP Global Investors is set forth on Schedule A attached hereto, which is incorporated herein by reference.

The address of the principal business office of Luxco is 10, rue Henri M. Schnadt L-2530  Luxembourg. The address of the principal business office of Luxco Manager is 10, rue Henri M. Schnadt, L-2530  Luxembourg. The address of the principal business office of each of MDCP IV Global

Page 8 of 15 Pages

Investments, MDP IV Global GP and MDP Global Investors is c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

Luxco was formed in June of 2005 to acquire Blitz 05-118 GmbH, a corporation established under the laws of the Federal Republic of Germany and to be renamed Sirona Holding GmbH (“Sirona”). Sirona is a parent of Sirona Dental Systems GmbH, which is a manufacturer of dental equipment including treatment units, instruments, dental imaging systems and dental CAD/CAM systems. Luxco Manager is engaged primarily in the business of serving as the manager for Luxco. MDCP IV Global Investments is a private equity investment fund. MDP IV Global GP is engaged primarily in the business of serving as the general partner of MDCP IV Global Investments. MDP Global Investors is engaged primarily in the business of serving as the general partner of  MDP IV Global GP.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 3.                                   Source and Amount of Funds or Other Consideration.

As previously disclosed, Luxco and Sirona entered into an Exchange Agreement, dated as of September 25, 2005 (the “Exchange Agreement”), by and among Sirona, Luxco and the Company. Pursuant to the Exchange Agreement, which is incorporated herein by reference as Exhibit B hereto, (i) Luxco transferred to the Company 100% of the issued and outstanding share capital of Sirona and a Promissory Note issued June 30, 2005 by Sirona to Luxco in the original principal amount of €150,992,464 and (ii) the Company issued to Luxco 36,972,480 shares (the “Shares”) of Common Stock (the “Exchange”). The Exchange did not require the expenditure of any funds.

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 4.                                   Purpose of Transaction.

The purpose of the transaction was the combination of Schick Technologies, Inc. and Sirona and the acquisition by Luxco of approximately 67.7% of the outstanding stock of the combined company.

In connection with the Exchange, the Company amended its certificate of incorporation (the “Certificate Amendment”) to increase the number of authorized capital stock to a total of 100,000,000 shares, consisting of 95,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, and to change its corporate name from “Schick Technologies, Inc.” to “Sirona Dental Systems, Inc.”  The Certificate Amendment was filed with the Secretary of State of the State of Delaware, and became

Page 9 of 15 Pages

effective on June 20, 2006. The Exchange and the Certificate Amendment are referred to herein as the “Transactions.”

Also in connection with the Exchange, the Company entered into a registration agreement with Luxco, dated as of the Closing Date (the “Registration Agreement”), granting it registration rights with respect to the shares it received in the Exchange. Pursuant to the registration agreement, any group of holders of at least a majority of the securities with registration rights will be able to require the Company to register all or part of their shares three times on a Form S-1 or an unlimited number of times on a Form S-3, provided that, in the case of a registration on Form S-3, the aggregate offering value of the securities to be registered must equal at least $20 million. In addition, the holders of securities with registration rights will be able to require the Company to include their shares in future registration statements that the Company files, subject to reduction at the option of the underwriters of such an offering. Upon any of these registrations, these shares will be freely tradable in the public market without restriction. The Company will be obligated under the registration agreement to pay the registration expenses incurred in connection with any registration, qualification or compliance relating to the exercise of a holder’s registration rights, other than underwriting discounts and commissions. Additionally, the Company agrees to indemnify and hold harmless holders (and their affiliates) of registrable securities covered by a registration statement against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the holders (or their affiliates) may be required to make because of any of those liabilities. The Company also agrees not to modify the terms and conditions of the existing registration rights agreement or grant registration rights that could adversely affect a holder’s registration rights under the registration agreement without the prior written consent of holders of at least a majority of the securities with registration rights. A copy of the registration agreement is incorporated herein by reference.

Also in connection with the Exchange, effective as June 20, 2006, Curtis M. Rocca III resigned from the Company’s Board of Directors and the Company’s Board of Directors approved an increase in the total number of directors constituting the entire Board to ten directors, and appointed Simone Blank, Timothy P. Sullivan, Timothy Sheehan, Harry M. Jansen Kraemer, Jr., Jost Fischer, Nicholas W. Alexos and David Beecken as the new directors. Together with William K. Hood, Arthur D. Kowaloff and Jeffrey T. Slovin, they constitute the Board of Directors of the Company effective as of June 21, 2006. Pursuant to the Exchange Agreement, Jost Fischer, the Chief Executive Officer of Sirona prior to the Exchange, became Chairman of the Board of Directors of the Company and President and Chief Executive Officer of the Company effective as of the closing of the Exchange. Simone Blank, the Chief Financial Officer of Sirona prior to the Exchange, became Executive Vice President and Chief Financial Officer of the Company effective as of the closing of the Exchange. Jeffrey T. Slovin, the President and Chief Executive Officer of the Company prior to the Exchange, became Executive Vice President of the Company and Chief Operating Officer of its U.S. Operations effective as of the closing of the Exchange.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)                                  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

Page 10 of 15 Pages

(d)                                 Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Company;

(f)                                    Any other material change in the Company’s business or corporate structure;

(g)                                 Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                                 Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                     Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The foregoing discussion is qualified in its entirety by reference to the Exchange Agreement and the Registration Agreement, the terms of each of which are incorporated herein by reference to Exhibits B and C hereto.

The information set forth in Item 3 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 5.                                   Interest in Securities of the Issuer.

(a)—(b)      Luxco has the shared power to vote and dispose of 36,972,480 shares, constituting approximately 67.7% of the outstanding Common Stock. Luxco Manager, as the sole manager of Luxco, may also be deemed to share the power to vote and dispose of the Shares. Each of MDCP IV Global Investments, as the controlling shareholder of Luxco Manager; MDP IV Global GP, as the sole general partner of MDCP IV Global Investments; and MDP Global Investors, as the sole general partner of MDP IV Global GP, may be deemed to have the shared power to vote and dispose of the Shares held by Luxco.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D/A by Luxco, Luxco Manager, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 54,584,532 shares of Common Stock outstanding as of June 20, 2005, based upon information provided by the Company.

(c)                                  Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

Page 11 of 15 Pages

(d)                                 To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                                  Inapplicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D/A, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D/A, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                                   Material to be filed as Exhibits.

Exhibit A—Schedule 13D Joint Filing Agreement, dated September 27, 2005, by and among Luxco, Holdings, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors (incorporated by reference to Exhibit A to the Company’s Form 13-D filed with the Commission on September 27, 2005)

Exhibit B—Exchange Agreement, dated as of September 25, 2005, by and among Luxco, Sirona and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 26, 2005)

Exhibit C— Registration Statement, dated as of June 20, 2006, between Luxco and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 20, 2006)

Page 12 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2006

SIRONA HOLDINGS LUXCO S.C.A.

By:	Sirona Holdings S.A.
Its:	Manager

By:	/s/ Timothy Sullivan
Name:	Timothy Sullivan
Its:	A Director

By:	/s/ Alain Peigneux
Name:	Alain Peigneux
Its:	B Director

SIRONA HOLDINGS S.A.

By:	/s/ Timothy Sullivan
Name:	Timonthy Sullivan
Its:	A Director

By:	/s/ Alain Peigneux
Name:	Alain Peigneux
Its:	B Director

MDCP IV GLOBAL INVESTMENTS LP

By:	MDP IV Global GP, LP
Its:	General Partner

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ Timothy Sullivan
Name:	Timothy Sullivan
Its:	Managing Director

Page 13 of 15 Pages

MDP IV GLOBAL GP, LP.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ TIMOTHY SULLIVAN
Name:	Timothy Sullivan
Its:	Managing Partner

MDP GLOBAL INVESTORS LIMITED

By:	/s/ Timothy Sullivan
Name:	Timothy Sullivan
Its:	Managing Director

Page 14 of 15 Pages

SCHEDULE A

Directors and Executive Officers of Holdings:  Luxco Manager is the sole manager of Luxco and is governed by a Board of Directors consisting of two A Directors and two B Directors.  The two A Directors are Timothy P. Sullivan and Nicholas W. Alexos, both of whom are Managing Directors of MDP Global Investors.  The two B Directors are Catherine Koch and Alain Peigneux, both of whom are General Managers of Mercuria Services, S.A., an independent business service company that performs certain services for Luxco Manager.  The principal business address of Timothy P. Sullivan and Nicholas W. Alexos, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, Chicago, Illinois  60602, telephone (312) 895-1000.  The principal business address of Catherine Koch, who is a citizen of France and a resident of Luxembourg, and Alain Peigneux, who is a citizen of Belgium and a resident of Luxembourg, is c/o Mercuria Services, S.A., 8-10, rue Mathias Hardt, L1717 Luxembourg.

Persons Controlling MDP Global Investors:  MDP Global Investors is the sole general partner of MDCP IV Global GP, which is the sole general partner of MDCP IV Global Investments, which is the controlling shareholder of Holdings.  The following are the members of MDP Global Investors: Paul R. Wood, Thomas R. Reusche, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, James N. Perry Jr., Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Justin S. Huscher, Robin P. Selati, Thomas S. Souleles and Gary J. Little GST Exempt Marital Trust. The principal business address of each of these individuals is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, Chicago, Illinois  60602, telephone (312) 895-1000.  Each member of MDP Global Investors is a United States citizen.

Page 15 of 15 Pages